Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 August 30, 2016

To the Shareholders of

CNL Growth Properties, Inc.

 RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 1,100,000 common shares (the "Shares"), in CNL Growth Properties, Inc. (the "Corporation"), for cash in the amount of $4.65 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated August 15, 2016, and the related Transfer Agreement (together, the “Offer”).  You will receive and keep the $2.35 per Share distribution declared on August 24, 2016.  Investors should consider the following:

•The Corporation’s Plan of Dissolution, if it succeeds, may take up to two years to be completed – our Offer gives you the opportunity to GET CASH IN 2016 for your Shares.

•Our offer exceeds the highest prior tender offer for Shares by $1.30 per Share (over 22%) after adjusting for the $2.35 per Share distribution declared on August 24, 2016.

•Our offer provides a guaranteed current price for your Shares. The Corporation estimates that, after the $2.35/Share distribution, net proceeds from liquidation could range between approximately $6.06 and $7.04 per Share, but can make no assurances whether shareholders will actually receive proceeds in that range.

•The Plan of Dissolution involves significant risks that may reduce the amount of distributions that will be made. The Corporation states that the implementation of their plan may cause the loss of REIT status, or federal income taxes, that would reduce net proceeds.

•By selling your Shares, you eliminate the risk that you will be liable to return distributions if the Corporation does not adequately resolve its liabilities in completing its dissolution.

•The Corporation may terminate the Plan of Dissolution for any reason. No stockholder approval is required. There is no guarantee whatsoever that all the Corporation’s properties will be sold and the proceeds distributed within the next two years, or by any particular date.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus Login: CNL Growth; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to CNLGrowthOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.  Unless extended, our offer will expire at 5:00 pm Pacific Time on October 4, 2016.

Very truly yours,

Everest REIT Investors I, LLC